UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben Gurion Street

Ramat Gan 5257346, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

RAMAT GAN, ISRAEL – (January 13, 2026): On January 13, 2026, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) entered into a binding letter of intent (the “LOI”) with Beyond Air, Inc. (“XAIR”) regarding a proposed acquisition transaction involving NeuroNOS Ltd. (“NeuroNOS”), a private biopharmaceutical company incorporated under the laws of the State of Israel focused on developing transformative treatments for Autism Spectrum Disorder (ASD) and other complex neurological conditions, including Alzheimer’s disease and brain cancers, and a subsidiary of XAIR As of the date hereof, XAIR holds approximately eighty-five percent (85%) of the issued and outstanding share capital of NeuroNOS (the “XAIR Shares”). The contemplated transaction, as described in the LOI, is hereinafter referred to as the “Transaction.”

Pursuant to the LOI, the parties intend to negotiate and execute definitive agreements pursuant to which XTL would acquire all of XAIR Shares, on the terms and subject to the conditions set forth in the LOI and in the definitive agreements to be entered into by the parties.

Under the LOI, the consideration to be provided by XTL to XAIR in the Transaction is anticipated to comprise: (a) the issuance to XAIR of such number of American Depositary Shares of the Company (“ADSs”) as shall be required for XAIR to beneficially own, as of the closing date of the Transaction, 19.99% of the issued and outstanding share capital of XTL (the “Beneficial Ownership”), (b) the issuance to XAIR of three-year warrants in such amount as necessary to ensure that XAIR shall continue to maintain the Beneficial Ownership in relation to the exercise of certain existing XTL warrants and any other issuances to employees and officers of NeuroNOS; (b) a cash payment in the amount of US$1,000,000, payable within sixty (60) days following the closing of the Transaction (the “Up Front Payment”); and (c) cash milestone payments in an aggregate amount of up to US$5,500,000, subject to the achievement of certain specified clinical and regulatory milestones, with an option for XTL, under certain circumstances, to discharge all such milestone payment obligations by making a single lump sum cash payment of US$4,000,000. Additionally, the LOI includes the payment of commercial milestone amounts by XTL to XAIR based on cumulative net sales of the first NeuroNOS product, ranging from US$2,000,000 to US$12,500,000, upon attainment of specified net sales thresholds.

Furthermore, the LOI provides that from the closing of the Transaction until U.S. Food and Drug Administration approval of the new drug application (NDA) for the Company’s first autism therapeutic product candidate, XAIR will be subject to limitations on its ability to sell or otherwise dispose of ADSs of the Company. Specifically, XAIR would be permitted to sell on any single trading day no more than fifteen percent (15%) of the average daily trading volume of XTL’s ADSs on Nasdaq, calculated based on the ten (10) full trading days immediately preceding the date of such sale transaction, as reported by Bloomberg (or another mutually agreed reputable financial source).

The LOI contemplates that XTL intends to extend to the other shareholders of NeuroNOS, who collectively hold approximately fifteen percent (15%) of the issued and outstanding share capital of NeuroNOS not owned by XAIR (the “Remaining Shares”), the opportunity, exercisable within a specified period following the consummation of the Transaction, to exchange their Remaining Shares for ordinary shares of XTL, on terms and conditions to be set forth in the definitive agreements. As set forth in the LOI, holders of options and other equity-based awards of NeuroNOS shall be offered treatment that is economically equivalent in connection with such exchange.

The proposed Transaction forms an integral part of the Company’s strategic initiative to expand its asset portfolio by acquiring assets with significant growth potential.

In order to support the Company’s financial needs and to complete the proposed Transaction, including the funding of the Up Front Payment, the Board of Directors and the Audit Committee have approved on January 12, 2026, a private placement in the aggregate amount of up to US$2,000,000, to be consummated concurrently with the closing of the Transaction (the “Private Placement”) at a purchase price of approximately US$0.53 per American Depositary Share of the Company, representing a 20% discount to the closing bid price as determined over the ten (10) trading days immediately prior to the approval of the Private Placement by the Company’s Board of Directors. The consummation of the Private Placement shall be conditional upon the consummation of the Transaction, and subject to customary closing conditions and all requisite corporate, regulatory, and stock exchange approvals, including, to the extent required, approval by the Company’s shareholders. The Company anticipates that certain existing shareholders, directors, and/or officers of the Company (including related parties) may participate in the Private Placement. To the extent that any related party participation or other aspect of the Private Placement requires additional approval by the Company’s shareholders pursuant to applicable law or stock exchange regulations, such approvals shall be obtained prior to the completion of the Private Placement. There can be no assurance that the Company will be able to enter into and/or to consummate the Private Placement on terms favorable to the Company, or at all.

The consummation of the Transaction is subject to the negotiation and execution of definitive agreements, which shall contain customary representations, warranties, and covenants, as well as the satisfaction of various conditions precedent to closing, all as are customary for transactions of this nature. Such conditions shall include, without limitation: (i) the completion of mutual legal, financial, clinical, intellectual property, tax, and regulatory due diligence, each to the satisfaction of the respective parties; (ii) the negotiation and execution of definitive agreements; (iii) the approval of the Transaction by the Company’s shareholders; and (iv) the receipt of all necessary governmental, regulatory, or third-party approvals, if and to the extent required.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd., a web data company and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE)..

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About NeuroNOS.

NeuroNOS is at the forefront of developing innovative treatments for neurodevelopmental and neurodegenerative disorders. The company specializes in creating therapies based on small molecules that cross the blood-brain barrier to regulate Nitric Oxide (NO) levels in the brain. Preclinical studies conducted by NeuroNOS have demonstrated that NO is present at elevated levels in children with Autism Spectrum Disorder (ASD) and adults suffering from brain-related diseases such as Alzheimer’s and brain cancers. The company’s research has shown that managing NO levels in the brain is crucial for maintaining normal brain function. By leveraging this groundbreaking science, NeuroNOS aims to bring transformative therapies to those affected by these challenging conditions, ultimately improving individuals’ lives. Through collaborations with leading research institutions and experts in the field, the company is committed to advancing medical innovation and delivering life-changing treatments. For more information, please visit https://www.neuro-nos.com.

About Beyond Air

Beyond Air is a commercial-stage medical device and biopharmaceutical company dedicated to harnessing the power of endogenous and exogenous nitric oxide (NO) to improve the lives of patients suffering from respiratory illnesses, neurological disorders, and solid tumors. The Company has received FDA approval and CE Mark for its first system, LungFit PH, for the treatment of term and near-term neonates with hypoxic respiratory failure. Beyond Air is currently advancing its other revolutionary LungFit systems in clinical trials for the treatment of severe lung infections such as viral community-acquired pneumonia (including COVID-19) and nontuberculous mycobacteria (NTM).

Additionally, Beyond Cancer, Ltd., an affiliate of Beyond Air, is investigating ultra-high concentrations of NO with a proprietary delivery system to target certain solid tumors in the pre-clinical setting. For more information, visit www.beyondair.net.

 Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to negotiate and enter into the definitive agreements with respect to the Transaction, whether all conditions precedent in such definitive agreements will be satisfied, whether the closing of such Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band Chief Executive Officer

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